   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 2004


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 1 TO


                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                               MASCO CORPORATION
                       (Name of Subject Company (Issuer))
                             ---------------------
                          MASCO CORPORATION, AS ISSUER
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                 ZERO COUPON CONVERTIBLE SENIOR NOTES DUE 2031
                         (Title of Class of Securities)

                                   574599 AW6
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                JOHN R. LEEKLEY
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               MASCO CORPORATION
                               21001 VAN BORN RD.
                                TAYLOR, MI 48180
                                 (313) 274-7400
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)
                             ---------------------
                                   COPIES TO:

                                BRUCE K. DALLAS
                              1600 EL CAMINO REAL
                              MENLO PARK, CA 94025
                                 (650) 752-2000

                           CALCULATION OF FILING FEE


-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION(1)                                     AMOUNT OF FILING FEE(2)
-----------------------------------------------------------------------------------------------------------------------
                       $911,801,801                                                 $115,525.29
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


(1) This tender offer statement relates to the exchange by Masco Corporation of an aggregate of up to $1,874,978,000 in principal amount at maturity of its Zero Coupon Convertible Senior Notes, Series B due 2031 for any and all of the $1,874,978,000 in principal amount at maturity of its currently outstanding Zero Coupon Convertible Senior Notes due 2031. Pursuant to Rule 457(c) under the Securities Act of 1933, this amount is based on the market price as of November 11, 2004 of the maximum amount of the currently outstanding Zero Coupon Convertible Senior Notes due 2031 that may be received by the Registrant from tendering holders.

(2) Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed November 12, 2004.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $115,525.29
    Form or Registration No.:
    Form S-4 (File No. 333-120452)
    Filing party: Masco Corporation
    Date filed: November 12, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  INTRODUCTION


     This tender offer statement on Schedule TO (this "Schedule TO") is being filed by Masco Corporation, a Delaware corporation (the "Company"), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934 in connection with its offer to exchange (the "Exchange Offer") up to $1,874,978,000 aggregate principal amount at maturity of its Zero Coupon Convertible Senior Notes, Series B due 2031 (the "New Notes") for any and all of the $1,874,978,000 aggregate principal amount at maturity of its currently outstanding Zero Coupon Convertible Senior Notes due 2031 (the "Old Notes"), upon the terms and subject to the conditions set forth in the Company's prospectus (the "Prospectus") forming a part of the Company's Amendment No. 1 to Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission on November 18, 2004, and the related Letter of Transmittal for the Exchange Offer (the "Letter of Transmittal"), which are filed as Exhibits (a)(4) and (a)(1)(A) to this Schedule TO, respectively.


     All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Prospectus under the heading "Summary" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address. Masco Corporation is the issuer and subject company. Its address is 21001 Van Born Rd., Taylor, MI 48180. Its telephone number is
(313) 274-7400.

     (b) Securities. The subject securities consist of $1,874,978,000 aggregate principal amount at maturity of the Company's Zero Coupon Convertible Senior Notes due 2031.

     (c) Trading Market and Price. The Old Notes are traded on the New York Stock Exchange. The information in the Registration Statement under the heading "Price Range of Our Old Notes and Common Stock" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. Masco Corporation is the issuer and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company's officers and directors set forth below is c/o Masco Corporation, 21001 Van Born Rd., Taylor, MI 48180, (313) 274-7400.

NAME                                                            POSITION
----                                                            --------
Richard A. Manoogian......................  Chairman of the Board and Chief Executive
                                            Officer
Alan H. Barry.............................  President and Chief Operating Officer
John R. Leekley...........................  Senior Vice President and General Counsel
Timothy Wadhams...........................  Senior Vice President and Chief Financial
                                            Officer
Robert B. Rosowski........................  Vice President and Treasurer
Lillian Bauder............................  Vice President -- Corporate Affairs
David A. Doran............................  Vice President -- Taxes
Daniel R. Foley...........................  Vice President -- Human Resources
Eugene A. Gargaro, Jr. ...................  Vice President and Secretary
Peter A. Dow..............................  Director
Anthony F. Earley, Jr. ...................  Director
Wayne B. Lyon.............................  Director

  NAME                                                          POSITION
  ----                                                          --------
  David L. Johnston...........................................  Director
  J. Michael Losh.............................................  Director
  Verne G. Istock.............................................  Director
  Thomas G. Denomme...........................................  Director
  Mary Ann Van Lokeren........................................  Director

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Material Terms. The information in the Prospectus under the headings "Summary," "The Exchange Offer," "Description of the New Notes" and "Material United States Tax Consequences" is incorporated herein by reference.

     (b) Purchases. None of the Company's officers, directors or affiliates hold any of the Old Notes and, therefore, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


     (a) Purposes. The information in the Prospectus under the headings "Summary" and "The Exchange Offer" is incorporated herein by reference.


     (b) Use of Securities Acquired. The Company will retire the Old Notes acquired in the transaction.

     (c) Plans.  Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     (a) Source of Funds. The consideration to be used in the Exchange Offer consists of the New Notes. If all of the Old Notes are tendered and accepted for exchange, an aggregate principal amount at maturity of $1,874,978,000 of New Notes will be issued. The Company expects to pay fees and expenses in connection with the exchange offer from the Company's working capital.


     (b) Conditions.  Not applicable.

     (d) Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership.  No Old Notes are held by any person named in
Item 1003 of Regulation M-A promulgated by the Securities and Exchange Commission or by any of their associates or majority-owned subsidiaries.

     (b) Securities Transactions. The Company is not aware of any transactions in the Old Notes during the last 60 days by any of the following people: (1) the Company, (2) any person named in Instruction C of Schedule TO or any associate or majority-owned subsidiary of the Company, or (3) the Company and any executive officer or director of any subsidiary of the Company.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations. The information set forth in the Prospectus under the captions "The Exchange Offer -- Exchange Agent," "The Exchange Offer -- Dealer Managers," and "The Exchange Offer -- Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) Financial Information.

     The following financial statements and information are incorporated by reference:

          (1) The audited consolidated financial statements of the Company set forth in the Company's Current Report on Form 8-K as filed with the SEC on November 12, 2004 which superseded the audited consolidated financial statements of the Company set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on February 27, 2004.

          (2) The unaudited condensed consolidated financial statements of the Company set forth in the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2004, as filed with the SEC on May 6, August 5 and November 4, 2004; and

          (3) The information set forth in the Prospectus under the caption "Ratio of Earnings to Fixed Charges and Preferred Stock Dividends."

          (4) The book value per share as of September 30, 2004 is $11.67.


     (b) Pro Forma. The information set forth in the Prospectus under the caption "Capitalization" is incorporated herein by reference. On a pro forma basis, the exchange offer will have no material effect on the Company's historical financial information; however, if none of the old notes are exchanged for new notes, we will be required to restate earnings per share for each of 2001, 2002 and 2003 and the nine months ended September 30, 2004 which will result in a decrease in reported earnings per share of approximately $0.00, $0.03, $0.04 and $0.05 per share, respectively.


ITEM 11.  ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

     (b) Other Material Information.  Not applicable.

ITEM 12.  EXHIBITS.


(a)(1)(A)     Form of Letter of Transmittal, incorporated by reference to
              Exhibit 99.1 of the Registration Statement).
(a)(1)(B) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.2 of the Registration Statement.
(a)(1)(C)     Form of Letter to Clients, incorporated by reference to
              Exhibit 99.3 of the Registration Statement.
(a)(1)(D)     Form of Letter to Registered Holders and the Depository
              Trust Company Participants, incorporated by reference to
              Exhibit 99.4 of the Registration Statement.
(a)(1)(E)     Form of Instructions to Registered Holder and/or Book-Entry
              Transfer Participant from Owner, incorporated by reference to Exhibit 99.5 of the Registration Statement.
(a)(1)(F)     Form of Guidelines for Certification of Taxpayer
              Identification, incorporated by reference to Exhibit 99.6 to the Registration Statement.
(a)(4) Preliminary Prospectus dated November 18, 2004, incorporated herein by reference to the Registration Statement.
(a)(5) Press Release issued November 18, 2004 (filed by the Company pursuant to Rule 425 under the Securities Act of 1934, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(b)           Not applicable.
(c)           Not applicable.
(d)           Not applicable.
(g)           Not applicable.
(h)           Tax Opinion of David A. Doran, incorporated by reference to
              Exhibit 8 of the Registration Statement.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MASCO CORPORATION


                                                 /s/ RICHARD A. MANOOGIAN

                                          --------------------------------------

                                          Name:  Richard A. Manoogian


                                          Title:   Chairman and


                                              Chief Executive Officer



Date: November 18, 2004